Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

Transcript of Chris Pavlovski’s interview with Maria Bartiromo

Link: https://rumble.com/vqd7kp-maria-bartiromo-discusses-rumbles-relative-size-vs-youtube-and-its-plans-to.html

Maria Bartiromo: Well, welcome back. Free speech video platform Rumble taking its challenge to Big Tech to the market. The company is going public merging with Cantor Fitzgerald CF Acquisition Corp. It will list on the NASDAQ under the ticker CFVI after the deal closes in the second quarter of next year. Joining me right now is the CEO of Rumble Chris Pavlovski. Chris, congratulations to you taking the company public. Good for you. What are you going to do with the money raised?

00:00:30 Chris Pavlovski: Thank you for having me, Maria. So we bootstrapped this business in 2013, and what we’ve seen in the last year has been an incredible growth story. We went from an early Q1 2010 one million monthly active users to Q3 2021 to 36 monthly active users. And one of the things that kind of gets lost is that the majority of those users actually happen in the United States. And when comparing against YouTube, we have roughly about 15 percent of YouTube’s 200 million users on Rumble on a monthly active user’s basis.

00:01:07 And when you put that up against TikTok, that’s about we’re growing at a similar rate as the fastest growing platform that the internet has ever seen, and that’s TikTok. So with the – the merge with CFVI, the main reason why we did that is to maintain our independence, to take this business more internationally, and to raise that $400 million to really kind of build a super robust infrastructure and Cloud services business that can compete against the likes of Amazon AWS and Microsoft Azure.

00:01:41 Maria Bartiromo: And – and how – how reliant will you need to be on some of these big tech companies? You know, you look at a situation like what Parler faced where it had to, you know, answer to what Apple wanted to be on the Apple store, and obviously other major social media companies, as well as the infrastructure of big tech. What kind of reliance do you expect to have on big tech who may not want Rumble around?

00:01:41 Chris Pavlovski: Yeah, no, absolutely. And like I – like I think I mentioned before on this show, like, when we started this business, we did it the real old-fashioned way. We’ve never relied on a single Cloud infrastructure out there. We’ve always kind of built this the old-fashioned way with our own hardware, putting it in our own data centers.

Maria Bartiromo: Yeah.

Chris Pavlovski: And really building out our pops across the United States. And – and one of the – one of the –

Maria Bartiromo: So let me ask you –

Chris Pavlovski: - unique things about –

Maria Bartiromo: Yeah. Go ahead.

00:02:41 Chris Pavlovski: Yeah. Go ahead. No, one of the unique things about what we’re doing here is that we’re building a, like, a Cloud services business, and we’re building a video platform that’s going to be completely –

Maria Bartiromo: Yeah.

Chris Pavlovski: - immune to the cancel culture and the activists out there. We’re – we’re really taking the internet to – to its roots by restoring it to its –

Maria Bartiromo: Yeah.

Chris Pavlovski: - roots, and really defending that free and open internet by building this robust infrastructure and this robust video platform to deliver Cloud services and to deliver video and voices across the world.

00:03:11 Maria Bartiromo: That is just terrific. I mean, Chris, that’s what you want to see. You want to see scale organically rather than new rules and regulations coming from government but get the competition strong to face off against some of these other companies that are – are canceling conservatives. But Cantor Fitzgerald CEO Howard Lutnick said that Rumble will not be a competitor to President Trump’s TRUTH Social Platform and that you have a deal for distribution, Chris.

00:03:40 We know the news today is that Devin Nunes, who would have been the Chairman of House Ways and Means Committee, is going to leave Congress at the end of the year and become the CEO of President Trump’s new company which he is going public with through the Digital World Acquisition. Your thoughts on the competition with – or – or non-competition with – with what’s happening in the Trump TRUTH Social business.

Chris Pavlovski: Yeah, no, congratulations to Devin Nunes. And I don’t know if you remember, but it was Devin that came to Rumble first when this enormous growth took off.

00:04:17 He – he was one of the very first people to – to join Rumble. And what – what we –

Maria Bartiromo: That’s right.

Chris Pavlovski: - noticed at Rumble was – was that, you know, in five years he only had 10,000 subscribers on Rumble, and then within three months of being on Rumble, the Congressman had over 300,000 subscribers, really demonstrating the – the growth that could happen on Rumble. But when it comes to TRUTH and the Trump Media & Technology Group, I can confirm that we do have a partnership with them without getting into the details, but we are definitely not going to be competing against them.

00:04:49 It will be a cohesive relationship, and we’ll both be working together.

Maria Bartiromo: Well, I love what you’re doing, Chris. Congrats to you. We’ll be watching the development and certainly the growth story. I’ll be there as well on Rumble. Chris Pavlovski joining us. Thank you, sir. We’ll be watching. Stay with us. We’ll be right back.

Chris Pavlovski: Thank you very much for having me.

End of recording.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

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